UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Keryx Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

492515101

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Avenue, Suite 1700,  Boston,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 08, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,374,013

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,374,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,374,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.66%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 83-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,374,013

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,374,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,374,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.66%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,374,013

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,374,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,374,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.66%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by The Baupost Group, L.L.C., a Massachusetts limited liability company, SAK Corporation and Seth Klarman (“Mr. Klarman”) with respect to the Common Stock of the Issuer on October 20, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on May 27, 2016 ("Amendment No. 1," and as amended, the “Schedule 13D”). This Amendment No. 2 (“Amendment No. 2”) is the initial Schedule 13D filing for The Baupost Group, L.L.C., a Delaware limited liability company (“Baupost”), and Baupost Group GP, L.L.C., a Delaware limited liability company (“Baupost GP,” and, together with Mr. Klarman and Baupost, the “Reporting Persons”), with respect to the Issuer and it removes information with respect to The Baupost Group, L.L.C., a Massachusetts limited liability company, and SAK Corporation. Terms defined in the Original Schedule 13D are used herein as so defined. Except as specifically provided herein, Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

The principal executive offices of the Issuer are located at One Marina Park Drive, 12th Floor, Boston, Massachusetts 02210.

Item 2.	Identity and Background

(a)
The Reporting Persons have jointly filed this statement on Schedule 13D, and the agreement among them to file jointly is attached to Amendment No. 2 as Exhibit A. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)

(c)
Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to various private investment limited partnerships, and securities reported on this Schedule 13D as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. BG GP, as the manager of Baupost, and Mr. Klarman, as the managing member of BG GP and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the securities beneficially owned by Baupost. Pursuant to Exchange Act Rule 13d-4, Mr. Klarman and BG GP declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Exchange Act, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)

(e)

(f)	Baupost is a Delaware limited liability company, BG GP is a Delaware limited liability company and Mr. Klarman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended by adding the following paragraph immediately after the second paragraph.

On May 8, 2018, certain private investment limited partnerships advised by Baupost agreed to exchange, with the Issuer, their Notes and $10 million for $164.75 million principal amount of Zero Coupon Convertible Senior Notes due 2021 (the “New Notes”) in a private placement. The New Notes are convertible into a maximum of up to 35,582,335 shares of Common Stock at a conversion rate of 215.983 shares of Common Stock per $1,000 principal amount of New Notes. The total amount of funds used for the purchase of the New Notes was $125 million of Notes plus $10 million of cash. The source of funds for the purchase of the New Notes is the disposition of the Notes plus the capital of the private investment limited partnerships.

Item 4.	Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended by adding the following paragraph immediately after the second paragraph.

On May 8, 2018, certain private investment limited partnerships advised by Baupost agreed to exchange, with the Issuer, their Notes and $10 million in cash for $164.75 million principal amount of the New Notes in a private placement. The New Notes are convertible into a maximum of up to 35,582,335 shares of Common Stock at a conversion rate of 215.983 shares of Common Stock per $1,000 principal amount.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 on the cover pages are incorporated by reference herein.

(b)	The responses to Items 7-13 on the cover pages are incorporated by reference herein.

(c)	The information set forth in response to Item 3 is incorporated by reference herein.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
05/08/2018	See Item 3 above	See Item 3 above

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the acquisition of the New Notes, the Issuer and Baupost entered into a notes exchange agreement and a registration rights agreement, pursuant to which the Issuer has agreed to indemnify Baupost for certain losses and to provide Baupost with the rights described in Items 3 and 4 above. The New Notes were issued pursuant to an indenture between the Issuer and the Bank of New York Mellon Trust Company, N.A., as trustee. Each of the Reporting Persons may be deemed to be a director by deputization of the Issuer for purposes of Section 16(b)-3(d) of the Exchange Act because of the arrangements between Mark Enyedy and the Reporting Persons. Except for the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A Joint Filing Agreement, dated as of May 10, 2018 by and among Baupost, BG GP and Seth A. Klarman.

B Notes Exchange Agreement filed by the Issuer as Exhibit 10.1 to its current report on Form 8-K on May 10, 2018.

C Registration Rights Agreement filed by the Issuer as Exhibit 10.3 to its current report on Form 8-K on May 10, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

May 10, 2018	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

May 10, 2018	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

May 10, 2018	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)